                                                                       Exhibit 1


     Charles I. Colby, age 70, has been a Director of the Company since 1993. Mr. Colby had been a Director of ALLIED Mutual from 1971 to 1991. Since 1984, Mr. Colby has been Chairman of the Board of Colby Properties, which is in the business of real estate development. Mr. Colby is a member of the Board of Directors of West Des Moines State Bank.

     Harold S. Evans, age 69, has been a Director of the Company since 1974 and of ALLIED Mutual since 1965. Mr. Evans also serves on the Board of Directors of AMCO, ALLIED Property and Casualty, Depositors, and ALLIED Life Financial Corporation. He was employed by Aluminum Company of America beginning in 1955, serving as Group Vice President-International until his retirement in 1989. Mr. Evans is a brother of John E. Evans, Chairman of the Board and a Director of the Company.

Meetings and Committees of the Board of Directors

     During 1997, there were five meetings of the Board of Directors. All directors attended more than seventy-five percent of the aggregate committee and Board meetings during 1997.

     The Board has established Executive, Audit, Investment, Compensation, and Coordinating Committees. The Company does not have a standing nominating committee, and the functions that are normally performed by such a committee are carried out by the Executive Committee. The Executive Committee will consider nominees recommended by stockholders. Such recommendations for nominees for election of the 1999 Annual Meeting should be submitted in writing to the Executive Committee in care of the Secretary of the Company, 701 Fifth Avenue, Des Moines, Iowa 50391-2000, no later than February 4, 1999.

     The Executive Committee members are John E. Evans, James W. Callison, Harold S. Evans, and Douglas L. Andersen. The Executive Committee has the authority, with certain exceptions, to exercise the powers of the full Board of Directors. The Board of Directors reviews and approves the minutes of all meetings of the Executive Committee. The Executive Committee met five times in 1997.

     The Audit Committee members consist of outside directors John P. Taylor and Donald S. Willis. The Committee selects and retains the Company's independent certified public accountants and approves the staffing and budgets of the Company's internal audit department. Both the internal auditors and the independent certified public accountants periodically meet with the Audit Committee and have access to the members of the Committee. The Audit Committee met two times in 1997. C. Fred Morgan, a member of the ALLIED Mutual Board of Directors, sits as a nonvoting representative of ALLIED Mutual on the Audit Committee.

     The Investment Committee is a committee authorized to direct and approve investment activities of the Company. The members of the Investment Committee are John E. Evans, Harold S. Evans, James W. Callison, Charles I. Colby, and Douglas L. Andersen. The Investment Committee met eight times in 1997.

     The Compensation Committee of the Board has the authority to establish all compensation and benefits for all of the executive officers and employees of the Company and its subsidiaries. The members of the Compensation Committee, Harold S. Evans, James W. Callison, and Charles I. Colby, met five times in 1997.

     The Coordinating Committee is a committee responsible for matters involving actual or potential conflicts of interest, if and when they arise, between the Company, ALLIED Mutual, and ALLIED Life Financial Corporation. The Company's members of the committee, Donald S. Willis and Harold S. Carpenter, are outside directors of the Company who are not members of the Board of Directors of ALLIED Mutual or ALLIED Life Financial Corporation. The Coordinating Committee met one time in 1997.

Compensation of the Members of the Board of Directors and the Outside Director Stock Purchase Plan

     Directors who are not officers or employees of the Company received an annual retainer in 1997 of $20,000 plus expenses incurred in attending Board meetings. Directors were also paid $1,000 per Board meeting and $750 per committee meeting. Directors who are executive officers of the Company do not receive any fees in addition to their remuneration as officers. The annual retainer is split among the Company, ALLIED Mutual, and ALLIED Life Financial Corporation for James W. Callison, Harold S. Evans, and John E. Evans (each of whom are also directors of ALLIED Mutual and ALLIED Life Financial Corporation), and many of the meeting fees are also split for these three individuals in the event the companies have meetings on the same day. In addition, Donald S. Willis receives from the Company $750 per committee meeting for sitting as a Company representative and nonvoting member of the ALLIED Mutual Contributions Committee.

     The Company's directors who are not employees or officers of the Company may elect to receive all or a portion of their director fees in the form of Common Stock obtained under the ALLIED Group, Inc. Outside Director Stock Purchase Plan ("Director Purchase Plan"). Under the Director Purchase Plan, a participant may purchase Common Stock with a fair market value of no more than $25,000 per calendar year. The price per share paid to the Company is 100% of the fair market value of shares of Common Stock. The director fees that are withheld are applied to 85% of the price per share, with the remainder being paid proportionally by the Company and/or other ALLIED companies to whom the participant's director fees are allocated. A participant may not dispose of the Common Stock purchased under the Director Purchase Plan for a period of one year from the purchase date. An Administrative Committee composed of employee directors of the Company administers the Director Purchase Plan. During 1997, the following directors participated in the Director Purchase Plan purchasing the number of shares and receiving the dollar value of discount for all shares purchased as indicated: Harold S. Carpenter, 924 shares, $3,746; John E. Evans, 952 shares, $3,750; Richard O. Jacobson, 920 shares, $3,747; John P. Taylor, 924 shares, $3,746; William E. Timmons, 333 shares, $1,368; and Donald S. Willis, 156 shares, $640.

     John E. Evans has a Consulting Agreement with the Company, ALLIED Mutual, and ALLIED Life Financial Corporation pursuant to which he performs certain consulting services for the companies until such agreement is terminated by Mr. Evans or the companies. Mr. Evans is to be paid an annual fee which is to be prorated among the Company, ALLIED Mutual, and ALLIED Life Financial Corporation. The annual fee was $250,000 for the first six months or 1997 and $180,000 for the latter six months. The Company's portion of the fee for 1997 was $172,365. ALLIED Mutual agreed to nominate Mr. Evans for re-election to the Board of Directors of the Company in accordance with ALLIED Mutual's nomination rights under this Stock Rights Agreement between ALLIED Mutual and the Company.

Executive Officers

     In addition to Douglas L. Andersen, the following are the executive officers of the Company and its subsidiaries.

     Stephen S. Rasmussen, age 45, has been Executive Vice President since March 3, 1998 and had been Senior Vice President of the Company since 1995. He serves in a similar capacity in each of ALLIED Mutual, AMCO, ALLIED Property and Casualty, and Depositors. Mr. Rasmussen had previously been Vice President of underwriting of ALLIED Mutual, AMCO, ALLIED Property and Casualty, and Depositors since 1986. He has been employed by ALLIED Mutual since 1974 holding a variety of underwriting and managerial positions.

     Jamie H. Shaffer, age 54, has been Senior Vice President and Chief Financial Officer of the Company, ALLIED Mutual, AMCO, ALLIED Property and Casualty, and Depositors since 1997. He has been President (Financial) of the Company since 1994. Since 1978, Mr. Shaffer has served as Treasurer of the Company, ALLIED Mutual, AMCO, ALLIED Property and Casualty, and Depositors. Mr. Shaffer joined ALLIED Mutual in 1971.

     Marla J. Franklin, age 51, has been Vice President of the Company and Vice President of Human Resources of ALLIED Mutual, AMCO, ALLIED Property and Casualty, and Depositors since 1994. Previously, Mr. Franklin was Assistant Vice President of Human Resources having been with ALLIED since 1973.

     Michael D. Holmes, age 40, has been Vice President of Information Systems for ALLIED Mutual, AMCO, ALLIED Property and Casualty, and Depositors since 1996. Mr. Holmes served as Vice President of Emerging Technologies for AmerUs Mutual Life Insurance Company from 1995 until 1996. Previously, Mr. Holmes served in various management positions in the information systems area with ALLIED since 1983.

     Steven P. Larsen, age 41, has been Vice President of Claims of ALLIED Mutual, AMCO, ALLIED Property and Casualty, and Depositors since 1993. Mr. Larsen joined ALLIED in 1991 as Assistant Vice President-Claims Legal. Previously, he was employed by United Services Automobile Association as Claims Counsel since 1985.

     Charles H. McDonald, age 59, has been Vice President of the Company since 1990 and was named Vice President of Communications in 1994 for ALLIED Mutual, AMCO, ALLIED Property and Casualty, and Depositors. He had been Vice President of Human Resources from 1979 to 1994. His employment in personnel and employee relations commenced with ALLIED Mutual in 1973.

            SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

     As of February 28, 1998, the directors, the executive officers named in the Summary Compensation Table, and the directors and executive officers as a group beneficially owned shares of Common Stock as set forth below. The issued and outstanding Common Stock and 6-3/4% Preferred as of February 28, 1998 were 30,549,314 shares and 1,827,222 shares, respectively.


                                             Amount and Nature of                Percent               Voting
          Name of Beneficial Owner         Beneficial Ownership (1)            of Class (1)          Percentage
          ------------------------         ------------------------            ------------          ----------
          John E. Evans                      866,219                               1.2%                 1.0%
          James W. Callison                   26,542                                -                    -
          Harold S. Carpenter                 67,795  (4)                           -                    -
          Charles I. Colby                    23,349  (5)                           -                    -
          Harold S. Evans                     47,994  (6)                           -                    -
          Richard O. Jacobson                  9,974                                -                    -
          John P. Taylor                      22,202                                -                    -
          William E. Timmons                  13,898                                -                    -
          Donald S. Willis                    30,952                                -                    -
          Douglas L. Andersen                224,430  (2) (3)                       -                    -
          Stephen E. Rasmussen               103,069  (2) (3)                       -                    -
          Jamie H. Shaffer                   196,083  (2) (3)                       -                    -
          Steve A. Biggi                      67,643  (2) (3)                       -                    -
          Scott E. Reddig                      1,811                                -                    -
          All directors and
            executive officers
            as a group (24 persons)        1,664,270  (2) (3) (4) (5) (6)          5.4%                 4.6%

---------

(1) Except as noted, all persons have sole voting and investment power with respect to the shares reported; asterisks indicate ownership of less than 1%.

(2) Includes the following number of shares that are also reported as beneficially owned by the ESOP Trustee: Mr. Andersen, 56,301 shares; Mr. Rasmussen, 29,961 shares; Mr. Shaffer, 58,161 shares; Mr. Biggi, 14,086 shares; Mr. Reddig, 1,244 shares; and all executives as a group 345,588 shares. Allocated shares are voted by the ESOP Trustee in accordance with the direction of the ESOP participant. Generally, unallocated shares and allocated shares as to which no direction is made by the participant are voted by the ESOP Trustee in the same percentage as the allocated shares as to which directions are received by the ESOP Trustee.

(3) Includes the following number of shares which the following persons have the right to acquire within 60 days of February 28, 1998 pursuant to stock options granted under the ALLIED Group, Inc. Restated and Amended Stock Option Plan. ALLIED Group, Inc. Nonqualified Stock Option Plan, and ALLIED Group, Inc. Long-Term Management Incentive Plan: Mr. Andersen, 47,623 shares; Mr. Rasmussen, 13,688 shares; Mr. Shaffer, 23,436 shares; Mr. Biggi, 7,308 shares; and all executive officers as a group, 244,363 shares.

(4) Includes 57,375 shares of Common Stock owned by Superior Gas and Chemical, Inc.

(5) Includes 15,750 shares of Common Stock owned by Charles I. Colby & Ruth Colby Trust #1, Ruth Colby Trust A, and Charles I. Colby and Ruth Colby Family Trust, each of which Charles I. Colby is Trustee and Beneficiary.

(6) Includes 34,266 shares of Common Stock owned by the Bethany Foundation, a nonprofit corporation, of which Harold S. Evans is President.

         BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee of the Board of Directors of the Company (the "Committee") is responsible for establishing and administering the compensation policies which govern annual compensation, stock ownership programs, and employee benefit programs for the executive officers as well as other employees of the Company and its subsidiaries.

Compensation Criteria

     In making compensation determinations, the Committee considers and endeavors to obtain the following goals:

          1) attract and obtain highly qualified and motivated executive officers and employees,

          2) encourage and reward achievement of annual and long-term financial goals and operating plans of the Company, and

          3) encourage executive officers and employees to become stockholders with interests aligned with those of other stockholders.

     The Committee's policy with regard to the compensation of executive officers is to meet the foregoing goals through a combination of base salary, annual bonus, stock ownership, and other benefits with a particular focus on encouraging executive officers to attain individual performance goals that are designed to favorably impact overall Company performance.

Compensation Components

     The basic components of Compensation for executive officers, including those individuals listed in the Summary Compensation Table, are in four areas:

     Base Salary: The Committee sets salary ranges annually which are intended to reflect the median level of base pay for comparable positions at companies of similar size and complexity. The Committee reviews salary survey data provided by independent survey consultants and information provided by the Standard and Poor's property-casualty insurance segment. Based on the scope and responsibility of the position in the survey compared to the scope and responsibility of the position at the Company, the Committee determines whether the officer's salary range should be set at, above, or below the median level of the industry. To determine the level of a specific salary within its range, the Committee considers management input regarding the officer's length of service in the position, experience, and management skills in handling short and long range issues. In addition, the Committee reviews the officer's performance during the prior year measured against predetermined corporate and individual plans and objectives approved by the Board.

     Annual Bonus: The Committee believes that a significant portion of annual cash compensation for the executive officers should be variable ("at risk") and tied to the Company's financial results. The Short Term Management Incentive Compensation Plan (the "Short Term Plan") is administered by the Committee which annually establishes goals for profit and growth. Depending upon attainment of Short Term Plan goals, executive officers may receive a bonus amount equal to 12-19% of base salary if the minimum profit goal is attained, and up to 48-75% of base salary if both profit and growth goals are maximized. Profit is based on consolidated net income or profit center net income as appropriate for measuring the participant's overall contribution to the Company's success. Growth is measured in direct written premiums for the property-casualty companies (excluding Western Heritage and crop-hail business).

     The profit and growth goals are established annually by the Committee. Goals are set to exceed expected profit and growth performance of the industry. The potential total award is weighted toward profit: 75% of the award may come from profit goal attainment and 25% from growth attainment. No incentive for growth is given if the minimum profit target is not met. The Committee may use its discretion to modify a portion of a participant's award, either upward or downward, based on management's recommendation of the participant's contribution to the achievement of goals.

     Stock Ownership: The Committee believes that a fundamental goal of executive compensation is to encourage and create opportunities for long-term executive stock ownership. Stock ownership guidelines for officers were established by the Committee in 1994. Over a period of ten years, the following ownership levels of Company Common Stock should be attained:

     President                                  150,000 - 200,000 shares
     Senior Vice Presidents                     100,000 - 150,000 shares
     Key Vice Presidents                         75,000 - 100,000 shares
     Other Executive Officers                    30,000 -  50,000 shares

     The Long-Term Management Incentive Plan (the "Long-Term Plan") provides for the award of stock options (nonqualified and incentive stock options), stock appreciation rights ("SARs"), and shares of restricted stock. The Committee encourages ownership of Company stock through the grant of options to participants in the Long-Term Plan. In determining who will participate and the amount of awards, the Committee selects key management employees, and based on their position, salary, performance, and previous grants, the Committee determines the amount of awards to be given to each participant. Generally, the amount increases with the level of position. The Committee intends to make grants on an annual basis and establish a vesting schedule at each grant date. The 1997 option grants vest in 33-1/3% increments on the third, fourth, and fifth anniversary of the grant date. In 1997, 240,000 options were awarded to 33 participants, and 555,969 shares remain available for award.

     Employee Benefits: The Company offers benefit plans such as vacation, medical, life and disability insurance to executive officers on the same basis as offered to all employees. In keeping with the Company's commitment to align employee interests with those of stockholders, employees may acquire shares of stock through the Employee Stock Purchase Plan ("ESPP"), and all eligible employees are allocated shares through the Employee Stock Ownership Plan ("ESOP"). The ESPP allows employees to purchase stock at 85% of its fair market value, and the ESOP is discussed in note 5 to the Summary Compensation Table in this Proxy Statement. Executive officers are eligible for these programs on the same basis as other employees.

CEO's Compensation

     Mr. Andersen participates in the compensation program described above and has a significant portion of his total compensation at-risk. In March, 1997 Mr. Andersen was elected Chief Executive Officer of the Company and received a 16% increase in base salary. In 1997, he received 15,000 shares subject to option, which adjusted for the stock split in November 1997, amounts to 22,500 shares subject to option. Mr. Andersen led the Company toward excellent financial results in 1997 and received a bonus award of $166,036 for that performance.

Tax Deductibility of Executive Compensation

     Section 162(m) of the Internal Revenue Code (the "Code") generally limits to $1 million per individual per year the federal income tax deduction for compensation paid by a publicly-held company to the company's chief executive officer and its other four highest paid executive officers. Compensation that qualifies as performance-based compensation for purposes of Section 162(m) is not subject to the $1 million deduction limitation. Options and stock appreciation rights granted under the Long-Term Plan satisfy the requirements for performance-based compensation. The Committee presently does not intend to seek to qualify other components of the Company's incentive compensation for executive officers as performance-based compensation under Section 162(m) of the Code, such as the Short Term Plan. However, the Committee currently does not anticipate that any executive officer will be paid compensation from the Company in excess of $1 million in any year (including amounts that do not qualify as performance-based compensation under the Code), and accordingly, the Committee anticipates that all amounts paid as executive compensation will be deductible by the Company for federal income tax purposes.


COMPENSATION COMMITTEE
     James W. Callison
     Charles I. Colby
     Harold S. Evans

                      COMPENSATION OF EXECUTIVE OFFICERS

     All employees are directly employed by the Company. The Company leases employees to all of its subsidiaries and to ALLIED Mutual and certain of its subsidiaries. The following table shows the compensation earned by the CEO and the four most highly compensated officers of the Company for services rendered in all capacities to the Company, its subsidiaries, and to ALLIED Mutual and its subsidiaries.

                                                    Summary Compensation Table

                                                                                 Long-Term Compensation
                                                                           ---------------------------------
                                                  Annual Compensation                   Awards
                                                ------------------------   ---------------------------------
                                                                           Restricted          Securities
                                                                             Stock             Underlying            All Other
Name and Principal Position           Year      Salary (1)     Bonus (2)   Awards (3)       Options/SARs (4)      Compensation (5)
---------------------------           ----      ---------      ---------   ----------       ----------------      ----------------
Douglas L. Andorsen                   1997       $318,930       $166,036          -0-            22,500               $61,200
  President, CEO, and Director        1996        279,594            -0-      $11,900            15,750                27,000
  of Company, AMCO, ALLIED            1995        260,000        108,754       22,200            38,250                21,000
  Property and Casualty,
  Depositors, and ALLIED Mutual

Stephen S. Rasmussen                  1997       $180,847       $ 70,000          -0-            15,000               $67,600
  Executive Vice President of         1996        169,825            -0-      $10,750            11,250                30,375
  Company, AMCO, ALLIED               1995        158,000         50,026       19,700            33,001                23,625
  Property and Casualty,
  Depositors, and ALLIED Mutual

Jamie H. Shaffer                      1997       $229,362       $117,602          -0-            18,000               $57,600
  Senior Vice President,              1996        219,132            -0-      $13,000            15,750                30,375
  Treasurer, and CFO of               1995        200,000         83,662       24,900            60,750                23,625
  Company, AMCO, ALLIED
  Property and Casualty,
  Depositors, and ALLIED Mutual

Steve A. Biggi                        1997       $157,750       $ 89,040          -0-            15,000               $57,600
  Regional Vice President             1996        148,260         84,643      $ 9,000             7,875                30,375
  of AMCO, ALLIED Property            1995        145,385            -0-       16,500             5,625                23,625
  and Casualty, Depositors
  and ALLIED Mutual

Scott E. Reddig                       1997       $145,038       $ 53,400          -0-             6,000               $35,605
  Vice President of AMCO,             1996         19,953(6)         -0-          -0-            22,500                   -0-
  ALLIED Property and Casualty,       1995            -0-            -0-          -0-               -0-                   -0-
  Depositors, and ALLIED Mutual

---------

(1) Includes amounts deferred at the election of the officer pursuant to the Company's Savings and Investment Plan (401(k)).
(2) Amounts were earned in the year indicated but paid in the following year under the ALLIED Group Short Term Management Incentive Compensation Plan.
(3) Awards of restricted stock were made to satisfy obligations under the Long-term Management Incentive Compensation Plan (also known as the Performance Unit Plan) which was discontinued in 1994. For the three-year performance period ending in 1995 and 1996, shares of restricted stock were awarded to satisfy prorated cash awards to which the participants were entitled. The restricted stock vests 25% per year beginning the second year after the award. Dividends are paid on the restricted stock awarded to participants. The number and value of the aggregate restricted stock holdings at the end of 1997 are as follows (using a market value of $29.72 per share): Mr. Andersen, 1,989 shares valued at $57,124; Mr. Rasmussen, 1,777 shares valued at $51,035; Mr. Shaffer, 2,215 shares valued at $63,615; and Mr. Biggi, 1,488 shares valued at $42,735.

(4) The number of reported options and SARs reflect the 3-for-2 stock split in November 1997. See "Option/SAR Grants in Last Fiscal Year" for a description of the terms and conditions of the option grants.

(5) Amounts are deferred compensation and reflect contributions made by the Company under The ALLIED Group Employee Stock Ownership Plan ("ESOP") which is a defined contribution retirement plan covering all eligible Company employees. The amount of employer contribution is based on a percentage of annual pay (capped at $160,000) and calculated as follows: less than 6 years of service, 6% of pay; 6 years but less than 11 years; 7% of pay; 11 years but less than 21 years, 8% of pay; and for 21 years or more, 9% of pay. In 1995, 1996, and 1997, employees participating in the ESOP received an additional 75%, 125%, and 300%, respectively, increased stock allocation to their accounts. In 1997, Mr. Rasmussen received cash dividends on the ESOP shares purchased with funds transferred from the terminated retirement plan in the amount of $6,624.

(6) Mr. Reddig began employment with the Company on November 11, 1996. In 1996, he received $21,600 in perquisites, the majority of which were for moving expenses.

                     Option/SAR Grants in Last Fiscal Year

     The following table summarizes certain information regarding options granted during 1997 to the named executive officers and reflects the November 1997 3-for-2 stock split.

                                                                                                  Potential
                                Individual Grants                                            Realizable Value at
                         -------------------------------                                       Assumed Annual
                           Number of         % of Total                                     Rates of Stock Price
                           Securities       Options/SARs                                        Appreciation
                           Underlying        Granted to      Exercise or                     for Option Term (2)
                          Options/SARs      Employees in         Base         Expiration     ---------------------
        Name              Granted (1)       Fiscal Year      Price (5/ )        Date           5%          10%
--------------------     --------------     ------------     -----------     ----------     --------     --------
Douglas L. Andersen      22,600 options         9.4%          $22.9167        3/21/2007      $324.274     $821,775
Stephen S. Rasmussen     15,000 options         6.3%          $22.9167        3/21/2007      $216,183     $547,650
Jamie W. Shaffer         18,000 options         7.5%          $22.9167        3/21/2007      $250,419     $657,420
Steve A. Biggi           15,000 options         6.3%          $22.9167        3/21/2007      $216,183     $547,850
Scott E. Reddig           6,000 options         2.5%          $22.9167        3/21/2007      $ 86,479     $219,140

----------------

(1) These options will vest and become exercisable as follows: 33-1/3% as of 3/21/2000; 66-2/3% as of 3/21/2001; and 100% as of 3/21/2002.
(2) These amounts represent assumed rates of stock price appreciation of 5% and 10% which are specified in applicable federal securities regulations. The actual value, if any, an executive officer may realize depends on the market value of the Common Stock at a future date. There is no assurance that the value realized by an executive officer will be at or near the values set forth in the table.

 Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option Values

     The following table summarizes certain information regarding options exercised during 1997 and presents the value of unexercised options and SARs held at December 31, 1997. The SARs entitle the participant to receive payment from the Company solely in cash.


                                                                            Number of Securities         Value of Unexercised
                                                                           Underlying Unexercised      In-the-Money Options/SARs
                                                                           Options/SARs at TY-End            at FY-End (1)
                       Shares Acquired                                        Exercisable (E)/              Exercisable (E)/
        Name             on Exercise           Value Realized (1)            Unexercisable (U)             Unexercisable (U)
--------------------   ---------------        --------------------         ----------------------      -------------------------
Douglas L. Andersen         6,149        $138,891 options/$73,148 SARS     30,001 (E)/ 75,440 (U)     $473,245 (E)/5 1,144,141 (U)
Stephen S. Rasmussen        3,949        $ 71,685 options/$11,983 SARS        -0- (E)/ 60,564 (U)     $    -0- (E)/5   780,104 (U)
Jamie H. Shaffer            4,149        $154,651 options/$35,170 SARS        -0- (E)/ 94,505 (U)     $    -0- (E)/5   780,104 (U)
Steve A. Biggi                -0-        $    -0- options/$   -0- SARS      3,435 (E)/ 29,910 (U)     $ 67,279 (E)/5   292,202 (U)
Scott E. Reddig               -0-        $    -0- options/$   -0- SARS        -0- (E)/ 20,500 (U)     $    -0- (E)/5   244,735 (U)
-----------

(1) Values are calculated by determining the difference between the fair market value of the Common Stock and the exercise price of the options and SARs on the exercise date or at fiscal year end, as appropriate. The fair market value (average of the high and low as reported on The New York Stock Exchange) as of December 31, 1997 was $29.72 per share.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires that the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities file reports of ownership and changes in ownership with the SEC. Officers, directors, and greater than 10% shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based on a review of the reports, during the fiscal year ended December 31, 1997, all Section 16(a) filing requirements applicable to its officers, directors, and greater than 10% beneficial owners were complied with.

                  CERTAIN TRANSACTIONS AND RELATIONSHIPS

Intercompany Operating Agreement

     The Company and its subsidiaries are parties to an Intercompany Operating Agreement ("IOA") with ALLIED Life Financial Corporation ("ALFC"), ALLIED Mutual, and each of their respective subsidiaries. The IOA provides for the sharing of employees, office space, agency forces, data processing, and other services and facilities. The IOA extends through December 31, 2004 and continues thereafter subject to any party providing two years notice that such party intends to cease participation. In the event of a change of control (whenever ownership of 50% or more of the voting stock of the Company or ALFC is acquired by a nonaffiliated party) of the Company or ALFC, the other party or ALLIED Mutual may (i) terminate it upon six months notice; (ii) extend the term for up to ten additional years beyond 2004; or (iii) allow the IOA to continue in effect without change. The Company leases to ALLIED Mutual and its subsidiaries (except for ALFC) the employees utilized in their operations for a fee and reimbursement of personnel costs based on certain allocation methods. The Company is obligated to provide the entire requirements for employees to ALLIED Mutual and its subsidiaries (other than ALFC), but ALLIED Mutual reserves the right to hire employees independently rather than leasing them from the Company. The Company has the right to determine the compensation and benefits of all leased employees. However, if the Company wishes to adopt or amend any employee benefit plan or program and pass on the increased costs thereof with respect to employees leased by ALLIED Mutual, it must obtain the approval of